File No.______________
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT
TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

American Fidelity Assurance Company
American Fidelity Separate Account A
American Fidelity Separate Account B
American Fidelity Separate Account C

2000 N. Classen Boulevard
Oklahoma City, Oklahoma 73106

Communications, Notice and Order to:

Christopher T. Kenney
General Counsel
American Fidelity Assurance Company
2000 N. Classen
Oklahoma City, Oklahoma 73106

Questions and Copies of Communications, Notices and Order to:

Jennifer Wheeler
McAfee & Taft A Professional Corporation
211 N. Robinson, 10th Floor 2 Leadership Square
Oklahoma City, Oklahoma 73102

Dated: March 12, 2014

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
)
American Fidelity Assurance Company	)	APPLICATION FOR AN ORDER OF APPROVAL
American Fidelity Separate Account A	)	PURSUANT TO SECTION 26(c) OF THE
American Fidelity Separate Account B	)	INVESTMENT COMPANY ACT OF 1940
American Fidelity Separate Account C	)
)
2000 N. Classen Blvd.	)
Oklahoma City, OK 73106)
)
File No. ________________	)
)
)

I.          INTRODUCTION

American Fidelity Assurance Company (the “Insurance Company”) and American Fidelity Separate Account A, American Fidelity Separate Account B and American Fidelity Separate Account C (the “Separate Accounts”) (collectively, the “Applicants”) hereby submit this Application for an order from the Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 26(c) of the Investment Company Act of 1940 (the “1940 Act”).

The Applicants seek an order from the Commission permitting the substitution of securities issued by a registered investment company currently held by the Separate Accounts, which securities support the Separate Accounts’ variable annuity contracts (the “Contracts”) that are issued by the Insurance Company (the “Substitution”).  Specifically, the Applicants propose to replace shares of American Fidelity Dual Strategy Fund, Inc. (the “Existing Fund”), a registered investment company that is an affiliate of the Applicants, with shares of Vanguard Variable Insurance Fund Total Stock Market Index Portfolio (the “Replacement Fund”), a registered investment company that is not affiliated with the Applicants.

II.	GENERAL DESCRIPTION OF THE APPLICANTS, THE CONTRACTS AND THE FUNDS

             A.  The Insurance Company

The Insurance Company is a stock life insurance company incorporated under the laws of Oklahoma in 1960.  The Insurance Company is a wholly-owned subsidiary of American Fidelity Corporation, which is a Nevada corporation that is controlled by a family investment partnership.

The Insurance Company is principally engaged in the business of issuing life insurance and annuities.  The Insurance Company is the depositor of the Separate Accounts and is the investment advisor of the Existing Fund.

            B.  The Separate Accounts and Contracts

Each of the Separate Accounts is a segregated asset account of the Insurance Company, and each Separate Account is registered with the SEC under the 1940 Act as a unit investment trust.  The Separate Accounts are used by the Insurance Company to issue variable annuity contracts of the Insurance Company (together, the “Contracts”).  Interests under the Contracts are registered under the Securities Act of 1933, as amended (the “Securities Act”).  Each Separate Account meets the definition of “separate account” contained in Section 2(a)(37) of the 1940 Act.

The assets of the Separate Accounts are held in the Insurance Company’s name on behalf of the Separate Accounts and legally belong to the Insurance Company.  Under Oklahoma law, the assets of the Separate Accounts may not be charged with liabilities arising out of other business activities of the Insurance Company.  All income, gains and losses, realized or unrealized, are credited to or charged against the Separate Accounts’ respective Contracts without regard for income, gains and losses of the Insurance Company.  The Insurance Company is obligated to pay all benefits and make all payments under the Contracts.

Separate Account A originally was organized as an open-end diversified management investment company with its own portfolio of securities.  On January 1, 1999, Separate Account A became a unit investment trust to hold the assets that underlie the AFPrime Growth® Variable Annuity contracts.  As part of the reorganization, the assets of Separate Account A were transferred intact to the Existing Fund in exchange for shares of the Existing Fund.  Separate Account A’s Contract is issued as a group contract, and Separate Account A’s assets are invested 100% in the Existing Fund, with no other investment options available to the Separate Account A participants.

The Insurance Company established Separate Account B to hold the assets that underlie the AFAdvantage® Variable Annuity contracts and established Separate Account C to hold the assets that underlie the 457(b) Group Variable Annuity contracts.  Separate Account B offers individual contracts, and Separate Account C offers group contracts.  Separate Accounts B and C are divided into 16 sub-accounts, and each sub-account invests in the securities of a single underlying mutual fund.  The Separate Account B AFAdvantage® Variable Annuity contracts and the Separate Account C 457(b) Group Variable Annuity contracts also each offer the Guaranteed Interest Account, which is a fixed investment option that is part of the Insurance Company’s general account.

Together, the AFPrime Growth® Variable Annuity, the AFAdvantage® Variable Annuity and the 457(b) Group Variable Annuity are the “Contracts” that will be affected by the Substitution.  The 1940 Act registration statements for the Separate Accounts and the 1933 Act registration statements for the interests under the Contracts are identified below.  Pursuant to Rule 0-4 under the 1940 Act, the registration statements are incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations set forth in this Application.  The registration statements are all currently effective and are updated annually.

Separate Account/Contract	Date and State of Establishment	1940 Act File No.	1933 Act File Nos.

American Fidelity Separate Account A AFPrime Growth® Variable Annuity	Jan. 1, 1970-OK	811-01764	002-30771
American Fidelity Separate Account B AFAdvantage® Variable Annuity	Oct. 27, 1997-OK	811-08187	333-25663
American Fidelity Separate Account C 457(b) Group Variable Annuity	June 4, 2002-OK	811-21313	333-103492

Each Separate Account offers one or more investment options and each investment option, including the Existing Fund, invests exclusively in shares of a single investment company portfolio.  The Existing Fund invests exclusively in shares of American Fidelity Dual Strategy Fund, Inc. (“DSF”).  Each investment company portfolio, including DSF, has its own distinct investment objectives and policies.  A contract owner or participant in a group account (each, a “Contract Owner”) allocates some or all his or her Contract value to one or more of the investment options available in the applicable Separate Account, and income, gains and losses, realized or unrealized, of the portfolio are credited to or charged against the corresponding investment option of each Separate Account without regard to any other income, gains or losses of the Insurance Company.

Separate Account A’s assets are invested 100% in the Existing Fund.  No other investment option is available in Separate Account A.  The prospectus for the Contract offered by Separate Account A contains provisions reserving the Insurance Company’s right to replace the Existing Fund with a comparable fund if the Existing Fund is not available as an investment option; provided that, a substitution of shares attributable to the Separate Account A Contract will not be made without prior notice to contract owners and participants and the prior approval of the SEC in conformity with the 1940 Act.  Because Separate Account A offers only one investment option, the Separate Account A Contract does not permit a Contract Owner to transfer the Contract value from one sub-account to another sub-account.

Separate Accounts B and C are divided into 16 sub-accounts, each of which invests in the securities of a single underlying mutual fund.  Each of the 16 sub-accounts corresponds to an underlying mutual fund in which the Separate Account invests.  The Replacement Fund currently is not an investment option in Separate Account B or C.

The prospectuses for the Separate Account B and C Contracts contain provisions reserving the Insurance Company’s right to substitute another eligible investment option for any one of the portfolios available under the Contract; provided that, if a decision is made to engage in a substitution, AFA will give the Separate Account participants notice of the intention to make a substitution.  The Insurance Company’s management has determined that further investment in the Existing Fund is not as beneficial to the Contract Owners as an investment in the Replacement Fund would be.

Each Separate Account B and C Contract permits the Contract Owner to transfer Contract value from one sub-account to another sub-account available under the Contract at any time, subject to certain restrictions and charges described in the prospectuses for the Contracts.  None of the Contract restrictions, limitations or transfer fees will apply in connection with the Substitution.

C. The Replacement Fund

Vanguard Variable Insurance Fund Total Stock Market Index Portfolio will be used as the Replacement Fund.  More information about the Replacement Fund’s fees and expenses, investment objectives and policies, and past performance can be found in Section III.C below.

The Replacement Fund is a member of The Vanguard Group, a family of more than 180 mutual funds holding assets of approximately $2.2 trillion.  All of the funds that are members of The Vanguard Group (other than funds of funds) share in the expenses associated with administrative services and business operations, such as personnel, office space, and equipment.

Vanguard Marketing Corporation provides marketing services to the funds.  Although shareholders do not pay sales commissions or 12b-1 distribution fees, each fund (other than a fund of funds) or each share class of a fund (in the case of a fund with multiple share classes) pays its allocated share of the Vanguard funds’ marketing costs.

The Replacement Fund indirectly bears a proportionate share of the expenses of the underlying portfolios and funds in which it invests; however, its direct expenses are expected to be very low or zero.  The Replacement Fund may operate without incurring direct expenses because Vanguard will reimburse it for (1) the Replacement Fund’s contribution to the cost of operating the underlying portfolio and fund in which it invests, and (2) savings in administrative and marketing costs that Vanguard expects to derive from the Replacement Fund’s operations.

The Replacement Fund receives advisory services indirectly, by investing in other Vanguard funds and portfolios.  Vanguard provides investment advisory services for the Replacement Fund, a fund of funds, by (1) maintaining the Replacement Fund’s allocation to its two underlying investments, Vanguard Extended Market Index Fund and Vanguard Variable Insurance Fund Equity Index Portfolio, and (2) by providing investment advisory services to those two underlying funds.  As of December 31, 2013, Vanguard managed more than $2.75 trillion in total assets.

D.  The Existing Fund

The Existing Fund will be replaced in accordance with any order issued pursuant to this Application.  More information about the Existing Fund’s fees and expenses, investment objectives and policies, and past performance can be found in Section III.C below.

The Existing Fund is available exclusively through the purchase of one of the Contracts from Separate Account A, B or C.  The Existing Fund is not an investment option in any other annuity contracts.

The Insurance Company provides management services and serves as the investment advisor to the Existing Fund pursuant to an investment advisory agreement.  Under the investment advisory agreement, the Insurance Company assumes overall responsibility, subject to the supervision of the Existing Fund’s Board of Directors, for administering all operations of the Existing Fund, including monitoring and evaluating the management of the Existing Fund’s portfolio by the sub-advisors on an on-going basis.  The Insurance Company provides or arranges for the provision of the overall business management and administrative services necessary for the Existing Fund’s operations.  The Insurance Company also is responsible for overseeing the Existing Fund’s compliance with the requirements of applicable law and conformity with the Existing Fund’s investment goals and policies, including oversight of the sub-advisors.

To facilitate the Existing Fund achieving its investment objectives, the Fund retains four sub-advisors with different principal investment strategies.  Each of the Existing Fund’s sub-advisors follows its own particular strategy with regard to the portion of the Existing Fund’s assets under its management.  Additionally, the sub-advisors are contractually obligated to adhere to the Existing Fund’s fundamental and non-fundamental investment policies.

The Existing Fund’s sub-advisors are Beck, Mack & Oliver LLC (“BMO”), Boston Advisors, LLC (“Boston Advisors”), The Renaissance Group LLC (“Renaissance”) and WEDGE Capital Management L.L.P. (“Wedge”).  Boston Advisors and Renaissance have a growth-oriented approach and generally focus on purchasing stock of companies that exhibit above average earnings and capital growth.  BMO and WEDGE are “value” sub-advisors, generally focusing on undervalued equity securities with large capitalization.

III.          THE PROPOSED SUBSTITUTION

A.  Summary of the Proposed Substitution

Subject to the approval of the Commission under Section 26 of the 1940 Act, Applicants propose to replace shares of the Existing Fund in the Separate Accounts with shares of the Replacement Fund.  The Existing Fund’s shares will be redeemed for cash, and the cash from the redemption will be used to purchase shares of the Replacement Fund.  No brokerage commissions, fees or other remuneration will be paid by the Existing Fund, the Replacement Fund or any Contract Owner in connection with the Substitution.

The Applicants have analyzed the proposed Substitution and have determined that the objectives and strategies of the Replacement Fund are sufficiently similar to the objectives and strategies of the Existing Fund that the essential objectives and risk expectations of those Contract Owners with interests in sub-accounts of the Existing Fund will continue to be met after the Substitution.  Additionally, the overall expenses of the Replacement Fund (0.18%) are less than those of the Existing Fund (0.50%).  Applicants believe that, because the Replacement Fund will be offered over a substantially larger asset base than the Existing Fund, there is a potential that affected Contract Owners will, over time, continue to realize the benefits of additional economies of scale.

The Applicants will obtain any necessary approvals of the proposed Substitution that are required from any state insurance regulators whose approval may be necessary or appropriate.  The Applicants expect the proposed Substitution to be effected after the requested order is granted by the Commission.

B.  Reasons for Substitution

The Applicants propose the Substitution as part of a continued and overall business plan by the Insurance Company to make its Contracts more attractive to both existing and prospective Contract Owners.  The Substitution is expected to provide significant benefits to Contract Owners.  The Replacement Fund generally has a better performance record and lower total expenses than the Existing Fund.

The Substitution is in response to the continuing decline of sales in American Fidelity Separate Account A and the minimal allocations to the Existing Fund in American Fidelity Separate Accounts B and C.  If not for the Substitution, the Insurance Company would be compelled to increase its investment advisory fee in order to cover the escalating costs of managing the Existing Fund’s portfolio of investments.  An increase in the investment advisory fee paid by the Existing Fund would adversely affect the Contract Owners that are invested in the Existing Fund because those increased fees ultimately would be borne by those Contract Owners.

Although Separate Account A offers only one investment option, the Applicants have determined that the objectives and strategies of the Replacement Fund are sufficiently similar to the objectives and strategies of the Existing Fund that the essential objectives and risk expectations of the Separate Account A Contract Owners that are invested in the Existing Fund will continue to be met after the Substitution.  At the same time, the Separate Account B and C Contract Owners will continue to be able to select among a large number of investment options, with a full range of investment objectives, investment strategies and managers.  As a result of the Substitution, the number of investment options offered under each of the Contracts will not change.

The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged by the Separate Accounts.  Additionally, the Substitution will result in decreased net expense ratios.  The Applicants believe that the Replacement Fund has investment objectives and policies that are sufficiently similar to the Existing Fund to make the Replacement Fund an appropriate candidate as a substitute.  The Insurance Company considered the performance history of the Existing Fund and the Replacement Fund and determined that no Contract Owner would be materially adversely affected as a result of the Substitution because the Replacement Fund historically has had a better performance record than the Existing Fund.

After the Substitution, neither the Insurance Company nor any of its affiliates will receive compensation (1) from Rule 12b-1 fees or revenue sharing from the Replacement Fund, or (2) from extra charges to the Separate Accounts in connection with the Substitution.  The proposed Substitution involves replacing shares of the Existing Fund with shares of the Replacement Fund based on the relative net asset value of the applicable investment option on the date of Substitution.  The Applicants have analyzed the proposed Substitution and have determined that the objectives and strategies of the Replacement Fund are sufficiently similar to the objectives and strategies of the Existing Fund that the essential objectives and risk expectations of those Contract Owners with interests in the Existing Fund will continue to be met after the Substitution.

A Contract Owner with Contract value allocated to the Existing Fund will experience lower fund net annual operating expenses after the Substitution as prior to the Substitution.  The Replacement Fund has a management fee that is less than that of the Existing Fund.  The overall expenses of the Replacement Fund (0.18%) are less than those of the Existing Fund (0.50%).  Applicants believe that, because the Replacement Fund will be offered over a substantially larger asset base than the Existing Fund, there is a potential that affected Contract Owners will, over time, continue to realize the benefits of additional economies of scale with respect to the advisory fees.  Neither the Replacement Fund nor the Existing Fund have a 12b-1 fee.

The Substitution is designed to provide Contract Owners with the ability to continue their investment in a similar investment option without interruption and at no additional cost to them.  In this regard, the Insurance Company has agreed to bear all expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses.  The Contract values of the Contract Owners impacted by the Substitution will not change on the date of the Substitution as a result of the Replacement Fund replacing the Existing Fund.  The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

C.  Comparison of Investment Objectives, Strategies, Principal Risks and Past Performance

Following is a description and comparison of the relevant attributes of the Existing Fund and the Replacement Fund, including each fund’s assets, comparative performance history and comparative fund expenses, as described in the applicable fund’s prospectus and/or statement of additional information.

1. Advisor.

Replacement Fund: The Vanguard Group, Inc.

Existing Fund:  The investment advisor of the Existing Fund is American Fidelity Assurance Company.

2. Subadvisors/Portfolio Managers.

Replacement Fund:  The portfolio managers of the Replacement Fund are Michael H. Buek, William Coleman and Walter Nejman.

Existing Fund:  The sub-advisors of the Existing Fund are Beck, Mack & Oliver LLC; Boston Advisors, LLC; The Renaissance Group, LLC; WEDGE Capital Management, L.L.P.

3. Investment Objectives.

Replacement Fund:  The Replacement Fund seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.

Existing Fund:  The Existing Fund’s primary investment goal is long-term capital growth, and its secondary investment goal is to generate current income.

4. Investment Strategy.

Replacement Fund:  The Replacement Fund employs an indexing investment approach designed to track the performance of the Standard & Poor’s (“S&P”) Total Market Index by investing all, or substantially all, of its assets in two Vanguard funds – Vanguard Variable Insurance Fund Equity Index Portfolio and Vanguard Extended Market Index Fund.  The S&P Total Market Index consists of substantially all of the U.S. common stocks regularly traded on the New York Stock Exchange and the Nasdaq over-the-counter market.

Existing Fund:  The Fund has a “dual investment strategy” and invests primarily in common stocks of U.S. companies, the majority of which are income producing.  The Fund also may invest in American Depository Receipts, which represent shares of stock of foreign companies.  To facilitate the Existing Fund achieving its investment objectives, the Existing Fund retains four sub-advisors with different principal investment strategies.  Each of the Existing Fund’s sub-advisors follows its own particular strategy with regard to the portion of the Existing Fund’s assets under its management.  In addition, the sub-advisors are contractually obligated to adhere to the Existing Fund’s fundamental and non-fundamental investment policies.

5. Principal Risks.

Replacement Fund:  An investment in the Replacement Fund could lose money over short or even long periods.  The Replacement Fund’s share price and total return may fluctuate within a wide range, like the flucuations of the overall stock market.  Though the Replacement Fund seeks to track the S&P Total Market Index, its performance typically can be expected to fall short by a small percentage representing operating costs of the underlying funds.

The Replacement Fund is subject to stock market risk, which could affect the Replacement Fund’s performance.  Stock market risk is the chance that stock prices overall will decline.  Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.  The Replacement Fund’s target index may, at times, become focused in stocks of a particular sector, category or group of companies.

Existing Fund:  The Existing Fund’s stock holdings may decline in value because of changes in price of a particular stock or a broad stock market decline.  The value of a security may decline, and common stocks in general are subject to the risk of an issuer liquidating or declaring bankruptcy.  Additionally, any investment by the Existing Fund in American Depository Receipts is subject to currency, political, economic and social risks that are more often associated with direct investments in foreign securities than with investments in common stocks of U.S. companies.

Different types of stocks (such as growth stocks and value stocks) may shift in and out of favor, depending on market and economic conditions.  The Existing Fund’s “dual strategy” approach may potentially limit the downside risk of the Existing Fund, but it may also produce more modest gains over the long run than a single investment strategy would.

The Existing Fund’s success depends on the success of its portfolio holdings.  There is a risk that a stock selected for its growth potential will not perform as expected and its price will decline or not increase.  Likewise, a value stock may never reach its perceived full value or it may not have been undervalued when purchased, and large company value stocks may react more slowly to change than small cap stocks.  Additionally, if earnings of companies in which the Existing Fund invests are not achieved, and dividends are reduced or discontinued, it will negatively impact the ability of the Existing Fund’s equity securities to generate income.

6. Fees and Expenses

	Management Fees	12b-1 Fees	Administrative Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Replacement Fund	0.18%	None	None	None	0.18%	None	0.18%
Existing Fund	0.50%	None	None	None	0.50%	None	0.50%

7. Assets, Expense Ratios and Past Performance*

	Net Assets	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years
Replacement Fund	$1,209 million	0.18%	33.28%	16.06%	18.62%	7.89%
Existing Fund	$210 million	0.50%	32.51%	15.56%	18.03%	6.65%
* As of December 31, 2013

8.  Investment Objectives

Replacement Fund:  The Replacement Fund is a stock index fund that seeks to track the performance of the S&P Total Market Index by investing all, or substantially all, of its assets in two Vanguard funds – Vanguard Variable Insurance Fund Equity Index Portfolio, which seeks to track the S&P 500 Index, and the Vanguard Extended Market Index Fund, which seeks to track the S&P Completion Index.

The S&P Total Market Index is a combination of the S&P 500 Index and the S&P Completion Index – it consists of substantially all of the U.S. common stocks regularly traded on the New York Stock Exchange and the Nasdaq over-the-counter market.  The S&P 500 Index is dominated by stocks of large U.S. companies, and the S&P Completion Index represents mid- and small-capitalization stocks.  As of December 31, 2013, the Replacement Fund allocated approximately 80% of its assets to Vanguard Variable Insurance Fund Equity Index Portfolio and the remaining 20% of its assets to Vanguard Extended Market Index Fund.

The Replacement Fund is considered nondiversified because it invests in two underlying funds; however, the underlying funds in which the Replacement Fund invests are broadly diversified.

Existing Fund:  The Existing Fund’s primary investment objective is long-term growth of capital, and its secondary investment goal is the generation of current income.  The Existing Fund has a “dual investment strategy” and invests primarily in common stocks of U.S. companies, the majority of which are income producing.  The Existing Fund also may invest in American Depository Receipts, which represent shares of stock of foreign companies.  The Existing Fund may take temporary defensive positions inconsistent with its investment goals in response to adverse market, economic or political conditions.  During these times, the Existing Fund may not achieve its investment goals.

The Existing Fund’s four sub-advisors manage the Fund’s securities portfolio.  Each sub-advisor has a different principal investment strategy, but the Existing Fund deliberately selected two sub-advisors who are growth oriented and two sub-advisors who are value oriented.  Generally, the Existing Fund’s assets are reallocated equally between the growth oriented and value oriented sub-advisors at the beginning of each year, and cash received by the Existing Fund, less amounts used to pay withdrawals and expenses, is allocated equally between the growth oriented and value oriented sub-advisors throughout the year.

The Existing Fund is a diversified fund.

The Applicants believe that the Replacement Fund has investment objectives and policies that are sufficiently similar to the Existing Fund to make the Replacement Fund an appropriate candidate as a substitute.  The Insurance Company considered the performance history of the Existing Fund and the Replacement Fund and determined that no Contract Owner would be materially adversely affected as a result of the Substitution.

D.  Implementing the Proposed Substitution

To effectuate the Substitution, the Applicants have developed and propose to follow the procedures set forth below.

                       1.  Distribution of Prospectus Supplements.

The proposed Substitution requested in this Application will be described in supplements to the Contracts’ prospectuses (the “Supplements”), which Supplements will be filed with the Commission  and delivered to all affected Contract Owners at least 60 days before the “Substitution Date”, which is the date on which the Substitution will occur.

The Separate Account A Supplement will (1) notify the Separate Account A Contract Owners that the Insurance Company has requested and received an order from the SEC authorizing it to engage in the Substitution, (2) indicate the Insurance Company’s intent to implement the Substitution, (3) state the anticipated Substitution Date, (4) advise the Contract Owners that all Contract values in the Existing Fund will be transferred to the Replacement Fund on the Substitution Date, and (5) advise Contract Owners that the Substitution will take place at relative net asset value.

The Separate Account B and C Supplements will advise Separate Account B and C Contract Owners that, from the date of the Supplements until the Substitution Date, Contract Owners are permitted to transfer their Contract values out of the Existing Fund sub-account to any other sub-account(s) offered under the Contract or to the Insurance Company’s Guaranteed Interest Account without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract.

The Separate Account B and C Supplements also will (1) instruct Contract Owners how to submit transfer requests in light of the proposed Substitution, (2) advise Contract Owners that any Contract value remaining in the Existing Fund sub-account on the Substitution Date will be transferred to the Replacement Fund sub-account, (3) advise Contract Owners that the Substitution will take place at relative net asset value, (4) inform Contract Owners that for at least 30 days following the Substitution Date, the Insurance Company will permit Contract Owners to make transfers of Contract value out of the Replacement Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract, and (5) inform Contract Owners that, except in connection with market timing/short-term trading, the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund for at least 30 days after the Substitution Date.

All of the affected Contract Owners will receive the Supplement and the prospectus for the Replacement Fund before the Substitution Date.  New purchasers of the Contracts will be provided the Supplement, the applicable Separate Account prospectus and the prospectus for the Replacement Fund in accordance with all applicable legal requirements.  Prospective purchasers of the Contracts will be provided the Supplement and the Separate Account prospectus.

                       2.  Confirmation Statements.

In addition to the Supplements distributed to Contract Owners, within five business days after the Substitution Date, Contract Owners whose assets are allocated to the Replacement Fund as part of the Substitution will be sent a written notice (the “Confirmation”) informing them that the Substitution was completed.  With regard to the Separate Account B and C Contract Owners whose assets are allocated to the Replacement Fund as part of the Substitution, a notice accompanying the Confirmation also will reiterate the information set forth in the Supplement to the effect that (1) for at least 30 days after the Substitution Date, Contract Owners may make free transfers out of the Replacement Fund to one or more other investment options, and (2) inform Contract Owners that, except in connection with market timing/short-term trading, the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund for at least 30 days after the Substitution Date.

                       3.  Redemption and Purchase of Shares.

Applicants will effect the Substitution after the issuance of the requested order by the SEC.  As of the Substitution Date, shares of the Existing Fund will be redeemed for cash.  The Insurance Company, on behalf of the Separate Accounts, will simultaneously place a redemption request with the Existing Fund and a purchase order with the Replacement Fund so that the purchase of the Replacement Fund shares will be for the exact amount of the redemption proceeds.  Thus, the Contract values will remain fully invested at all times.  The proceeds of the redemption will be used to purchase the appropriate number of shares of the Replacement Fund.

4.  Substitution Expenses.

The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any affected Contract Owner’s account value or death benefit, or in the dollar value of his or her investment in the applicable Separate Account.  No brokerage commissions, fees or other remuneration will be paid by either the Existing Fund or the Replacement Fund or by affected Contract Owners in connection with the Substitution.  The transaction comprising the Substitution will be consistent with the policies of the Investment Company and with the general purposes of the 1940 Act.

The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged by the Separate Accounts.  Additionally, the Substitution will result in decreased net expense ratios.

The Insurance Company has agreed to bear all expenses incurred in connection with the Substitution, including legal and accounting fees, any applicable brokerage expenses and other fees and expenses.  In addition, the Substitution will not result in adverse tax consequences to Contract Owners and will not alter any tax benefits associated with the Contracts.

IV.           REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitution by the Insurance Company, replacing shares of the Existing Fund with shares of the Replacement Fund.

A.           Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for the depositor of a registered unit investment trust that invests in the securities of a single issuer to substitute another security for such security without Commission approval.  Section 26(c) further states that the Commission shall issue an order approving such a substitution “if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Separate Account A is a registered unit investment trust that invests in the securities of a single issuer, the Existing Fund.  Separate Accounts B and C each is a registered unit investment trust that invests a dedicated sub-account in the securities of a single issuer, the Existing Fund.  The Insurance Company is the depositor of the Separate Accounts and desires to replace the securities of the Existing Fund with securities of the Replacement Fund.  As such, the proposed Substitution appears to fall within the provisions of Section 26(c).  The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitution.

B.           Basis for a Section 26(c) Order

As indicated in Section II.B. of this Application, the prospectus for the Contract offered by Separate Account A contains provisions reserving the Insurance Company’s right to replace the Existing Fund with a comparable fund if the Existing Fund is not available as an investment option; provided that, a substitution of shares attributable to the Separate Account A Contract will not be made without prior notice to contract owners and participants and the prior approval of the SEC in conformity with the Investment Company Act.  The Insurance Company also has reserved the right under the Separate Account B and C Contracts to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts.  The Separate Account B and C Contract prospectuses disclose this right.

The Insurance Company has reserved this right of substitution to protect itself and the Contract Owners in situations where either might be harmed or disadvantaged by continuing to offer a particular underlying mutual fund as an investment option under the Contract.  Additionally, the Insurance Company intended this reservation of right to be available in those situations where a substitution could benefit the Insurance Company and the Contract Owners.

The Replacement Fund and the Existing Fund have sufficiently similar investment objectives and policies to make the Replacement Fund an appropriate candidate as a substitute.  The Insurance Company considered the performance history of the Existing Fund and the Replacement Fund and determined that no contract holder would be materially adversely affected as a result of the Substitution.

The Substitution will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged by the Separate Accounts.  Additionally, the Substitution will result in decreased net expense ratios.  After the Substitution, neither the Insurance Company nor any of its affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from Rule 12b-1 fees or revenue sharing from the Replacement Fund.    Thus, the Substitution protects the Contract Owners who are invested in the Existing Fund by providing a replacement fund that (1) is similar to the Existing Fund, and (2) reduces net operating expenses.

Because Separate Account A offers only one investment option, the Separate Account A Contract Owners do not have the discretion to re-allocate their Contract values to another investment option if they do not wish to invest in the Replacement Fund.  Instead, if the Separate Account A Contract Owners were dissatisfied with the Substitution, the only relief available would be to redeem their interests in Separate Account A and reinvest the proceeds in another unit investment trust or in an open-end company, in which case the Contract Owners could be subject to a new sales load.  Accordingly, with regard to Separate Account A, the proposed Substitution is the type of substitution that Congress envisioned when it amended Section 26(c) to require SEC approval of the substitution of one security for another security by the depositor of a registered unit investment trust holding securities of a single issuer.  However, although Separate Account A offers only one investment option, the Applicants have determined that the objectives and strategies of the Replacement Fund are sufficiently similar to the objectives and strategies of the Existing Fund that the essential objectives and risk expectations of the Separate Account A Contract Owners will continue to be met after the Substitution.  As such, Applicants have filed this Application seeking the Commission’s approval, as required by section 26(c).

With regard to Separate Accounts B and C, the proposed Substitution is not of the type that Section 26 was designed to prevent.  The Separate Account B and C Contracts provide Contract Owners with investment discretion to allocate and reallocate their Contract values among the available sub-accounts that invest in the underlying mutual fund investment options.  This flexibility provides Separate Account B and C Contract Owners with the ability to reallocate their assets at any time – either before the Substitution Date or after the Substitution Date – if they do not wish to invest in the Replacement Fund.  The likelihood of being invested in an undesired underlying mutual fund is minimized, with the discretion remaining with the Contract Owners, and the Separate Account B and C Contract Owners will continue to be able to select among a large number of investment options, with a full range of investment objectives, investment strategies and managers.  As a result of the Substitution, the number of investment options offered under the Separate Account B and C Contracts will not change.  The Substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

With regard to all three of the Separate Accounts, the proposed Substitution is unlike the type of substitution that Section 26(c) was designed to prevent in that by purchasing the Contracts, Contract Owners select much more than a particular investment company in which to invest their Contract values.  They also select the specific type of coverage offered by the Insurance Company under the Contracts, as well as numerous other rights and privileges set forth in the Contracts.  The Substitution has no impact on these aspects of the Contracts.

C.           Request for an Order

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution.  The Applicants submit that, for all the reasons stated above, the proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Rule 0-2(f) under the 1940 Act,  Applicants hereby state that written and oral communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

VII.           AUTHORIZATIONS

Under the Articles of Incorporation and Amended and Restated By-Laws (the “By-Laws”) of the Insurance Company, its business and affairs are to be conducted by its Board of Directors.  Additionally, the Insurance Company’s By-Laws provide that the Board may elect an Executive Committee that shall have all of the powers of the Board in the interim between meetings of the Board.1  The business and affairs of the American Fidelity Separate Accounts, as unit investment trusts, are conducted by the Insurance Company, as depositor.

In accordance with the Insurance Company’s Articles of Incorporation and By-Laws, resolutions were adopted by a vote of the Insurance Company’s Executive Committee approving the Substitution and authorizing the Insurance Company’s appropriate officers to make the necessary SEC and other regulatory filings in connection with the Substitution,

All requirements of the governing documents of the Applicants have been complied with in connection with the execution and filing of this Application, and each person signing the Application is fully authorized to do so.  Copies of the applicable resolutions are attached as Exhibit A.

1 Except the power to declare dividends and to adopt, amend or repeal the By-Laws and where action of the Board of Directors is required by law.

SIGNATURE PAGE

AMERICAN FIDELITY ASSURANCE COMPANY has authorized this Application to be duly signed on its behalf, and on behalf of its Separate Accounts, in the State of Oklahoma on March 10, 2014.

AMERICAN FIDELITY ASSURANCE COMPANY AMERICAN FIDELITY SEPARATE ACCOUNT A AMERICAN FIDELITY SEPARATE ACCOUNT B AMERICAN FIDELITY SEPARATE ACCOUNT C
AMERICAN FIDELITY ASSURANCE COMPANY
_/S/David R. Carpenter________________________ By: David R. Carpenter, President

VERIFICATION

The undersigned verifies under oath that (1) he has duly executed the attached Application for an Order of Approval pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of American Fidelity Assurance Company (the “Insurance Company”) and its separate accounts – American Fidelity Separate Account A, American Fidelity Separate Account B and American Fidelity Separate Account C, (2) he is the President of the Insurance Company, and (3) all actions by the members of the Insurance Company’s Board of Directors and other bodies necessary to authorize him to execute and file this Application have been taken.

The undersigned further verifies that he is familiar with the Application and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

March 10, 2014 Date	__/S/David R. Carpenter_________________________ David R. Carpenter

EXHIBIT A

Insurance Company Resolutions

I, Christopher T. Kenney, herby certify that (1) David R. Carpenter is the President of American Fidelity Assurance Company (“AFA” or the “Company”), and (2) the Company’s Executive Committee (the “Committee”) approved the resolutions below at the Committee’s meeting on January 10, 2014, and such resolution are in full force and effect as of the date hereof.

WHEREAS:

A. Pursuant to Sections 5.01 and 5.02 of AFA’s Bylaws, AFA’s Board of Directors has elected an Executive Committee that, with certain limited exceptions, has the powers of AFA’s Board of Directors in the interim between Board meetings.

B. AFA is the depositor and sponsor of American Fidelity Separate Account A, American Fidelity Separate Account B and American Fidelity Separate Account C (together, the “Separate Accounts”), each of which is a registered investment company with the Securities Exchange Commission (“SEC”) that offers one or more funds as investment options to investors through a designated variable annuity product.

C. AFA’s management desires to consider the substitution of the Vanguard Variable Insurance Fund Total Stock Market Index Portfolio (the “Replacement Fund”) in place of the American Fidelity Dual Strategy Fund, Inc. (the “Existing Fund”), a fund that is currently offered as an investment option in each of the Separate Accounts (the “Substitution”).

D. The Executive Committee has received and reviewed (i) the “Recommendation of AFA Executive Council to AFA Executive Committee to Approve Substitution of Underlying Fund in Separate Accounts”, including the “Summary, Recommendation and Additional Analysis” attached thereto discussing the Substitution (together, the “Executive Council Recommendation”), and (ii) the “Dual Strategy Fund Research and Analysis” prepared by Asset Services Company, LLC that provides additional information about the Substitution (the “Consultant’s Report”).

E. The Executive Committee (i) has considered the information in the Executive Council’s Recommendation and in the Consultant’s Report, and (ii) has been advised that (a) AFA’s Senior Investment Committee has approved the Substitution, and (b) AFA’s Executive Council has approved the Substitution subject to approval by the Executive Committee.

F. Upon review of the Executive Council Recommendation and the Consultant’s Report, the Executive Committee has determined that:

(1) The Replacement Fund has a larger and growing asset base in comparison to the Existing Fund’s.

(2) The Replacement Fund provides a means of maintaining lower total annual expenses, while also maintaining effective asset management and improving performance.

(3) The current contracts funded through an investment in the Existing Fund create limited potential for growth in the Existing Fund’s assets due to the Existing Fund being only one of many investment options within the contracts.

(4) The Replacement Fund’s fundamental policies are similar to the Existing Fund’s fundamental policies, and both funds feature diversified portfolios.

(5) The Replacement Fund offers a single class of shares, as does the Existing Fund.

(6) The reputation of the Replacement Fund and its investment advisor are more widespread than that of the Existing Fund and AFA.

(7) The Replacement Fund’s performance record is comparable to or better than the Existing Fund’s.

(8) The economics of continuing to offer the Existing Fund and the Existing Fund’s decreasing asset size makes it difficult to manage the Existing Fund while keeping expenses down and maintaining performance.

G. The Executive Committee desires to accept the Executive Council Recommendation and approve the Substitution.

RESOLVED:

1. The Executive Committee approves the Substitution, as described in the Executive Council Recommendation.

2. The Executive Committee authorizes the appropriate officers and agents of AFA on behalf of AFA and/or the Separate Accounts, as applicable, to (a) make the necessary SEC and other regulatory filings, (b) enter into a participation agreement with the Replacement Fund and any other agreements with the Replacement Fund and/or such other parties as may be necessary or appropriate in connection with the Substitution, (c) terminate the participation agreement with the Existing Fund and any other agreements that it is necessary or appropriate to terminate with the Existing Fund and/or any other parties in connection with the Substitution, and (d) take any and all other actions that may be necessary or appropriate to effectuate the Substitution.

March 10, 2014	_/S/Christopher T. Kenney_______________________ Christopher T. Kenney, Secretary